GREEN PLANET GROUP, INC.
(formerly EMTA Holdings, Inc.)
7430 E. Butherus Dr., Suite D
Scottsdale, AZ 85260

June 15, 2009

Mr. Karl Hiller
Branch Chief
United States
Securities and Exchange Commission
Washington D.C. 20549-7010
Via EDGAR Correspondence

Re:
EMTA Holdings, Inc.
Form 10-K or Fiscal Year Ended March 31, 2008 Filed July 15, 2008
Form 10-Q or Fiscal Quarter Ended June 30, 2008 Filed Angust 19, 2008
Form 10-Q or Fiscal Quarter Ended September 30, 3008 Filed November 19, 2008
Form 10-Q or Fiscal Quarter Ended December 31, 2008 Filed February 19, 2009
Response letter dated April 24, 2009
File No. 333-136583

Dear Mr. Hiller:

We have prepared the following response to the questions below from your letter dated April 24, 2009.  In addition, in response to your letter dated January 22, 2009, Question 6, we have attached as Exhibit 1 hereto a draft of the 8-K for the completion of the acquisition of Dyson Properties, Inc. in July 2007.

Please be advised that the Company has changed its name to Green Planet Group, Inc. and reported such change on a Form 8-K filed with the Securities and Exchange Commission on June 1, 2009.

Form 10-K for the Fiscal Year Ended March 31, 2008

Financial Statements

Note 11 - Accounting for derivative financial instruments, page F-18

1.
In your response to prior comment 8 you indicated that the face value of the debt is reported net of unamortized issue costs and debt discounts in the line item “Conversion Share Derivative Liability,” and that the conversion feature was not bifurcated and reported separately as a derivative liability in accordance with SFAS 133 and EITF 00-19. As your disclosures in Notes 9 and 11 are not consistent with the information you provided in this response, please explain the reasons for your disclosure and explain why your actual accounting is not consistent, i.e. tell us why the conversion feature should not be reported separate from the host contract and accounted for as a derivative liability.

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

1.A.          The loan commitment and the warrants were committed by a predecessor company in March 2006, prior to being a public company with publicly traded stock.  The Company began trading in the pink sheets in April 2006 and filed a registration statement in August, 2006 which became effective in November, 2006 and we began trading on the OTC:BB in February, 2007. Trading volume in the pink sheets was extremely low and prices did not represent a true value of the stock ranging from $7.00 to $0.63 during the period nor are there enough statistical sample points to create a realistic assessment of the volatility.

Facts:

When the commitment was made, there was no public stock and all sales had been at $1.00 per share and the conversion rate was 50% of the then market price at conversion.  Therefore, in the simplistic model, the face amount of the aggregate debt to be incurred of $3 million dollars would produce a $6 million share value based on the commitment date, price (see the more technical analysis below).  However, since the number of shares into which this debt could be convertible is variable, and virtually unlimited, thereby exceeding the aggregate number of shares available for conversion would force the beneficial conversion feature “BCF” and thereby the related warrants to purchase 7 million shares at $2.50 a share, to both be recorded as liabilities under the EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments."  Under the application of these EITF’s three potential liabilities are developed: 1) the debt component, 2) the BCF component and 3) the warrants.  Collectively, in the aggregate at any point in time, these three components would exactly equal the amortized aggregate bond value outstanding as of that date. Issue costs at inception were $487,500 and are being amortized as yield adjustments each period during the term of the original debt. Except for conversions that have and may occur during the term of the debt and are recognized as completed, the BCF component and the warrant value component liabilities amortize over the debt term on a yield basis (reduce liability) and at the same time the debt portion is increased by the same amount (increase liabilities) resulting in no net change in liabilities and no change to the statement of operations for any period.

Since there was no public market at the commitment date, if the actual company experience were used to value the warrants it would produce a volatility of zero and thereby no valuation assigned to the warrants, if a comparable volatility were used it would produce a value.  While FASB 133 dictates the use of comparable volatilities we did not find this criteria in the EITF 98-5 and EITF 00-27 literature. With the warrant value being treated as a liability and amortized into another liability the net effect on the financial statements is nil.

Note:  The following is an example of the calculation that is associated with the transaction.  However, the actual loans were funded in four traunches, and from four affiliated lenders during the period from April 28, 2006 through November 10, 2006.  This example is based on a single funding using the commitment date prior to the Company being public.  In our original assessment we did not assign a value to the warrant component as we are here, but we believe that as stated herein, there is no significant impact for this treatment is either case Valuation:

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

Original debt $3 million.

Interest rate 6%.

Term 3 years.

The issue costs associated with this transaction were $487,500.

Conversion rate 50% of the five day average price prior to exercise.

Stock price prior to public trading was one dollar per share, and had remained unchanged for at least six months prior to March 31, 2006.

Warrants 7 million exercisable at $2.50 per share per warrant.

Warrant term seven years.

Volatility was based on what the Company believes are representative companies with similar experience and longer trading histories.

As described above, the  variable number of shares issuable under the conversion option and the potential for the shares issuable under the option, exceeding the number of shares available for issue by the company makes all of these components liabilities.  Applying EITF 00-27 and allocating the cost would produce the following example:

Total debt	$3,000,000
Issue costs	$487,500
Net proceeds	$2,512,500

Calculating the fair value of the three instruments, and then allocating between the three based on the relative values produce the following table:

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

SUMMARY	Fair Values				Relative Values

FV convertible debt	2,404,348			0.40	537,890
FV conversion (a)	3,595,652			0.60	804,404
	6,000,000	53.42%	1,342,294		1,342,294

FV warrants (7m) (b)	5,230,770	46.58%	1,170,206		1,170,206
	11,230,770		2,512,500		2,512,500
___________
(a)	Based on the Tsiveriotis and Fernandes methodology.
(b)	Based on the Binomial Term Structure.

Then in terms of yield there are three components, 1) the original interest payment at 6% per annum (interest expense), 2) the amortization of the issue discount over the debt term at 6% on the face amount of the debt (interest expense) and 21.7% based on the debt component of the instruments and 3) amortization of the BCF and warrant allocated values over the debt term at 70% (recorded as a reduction in the conversion and warrant liabilities and an increase in the debt liability).  We believe that separate line classifications in the balance sheet of these 3 components  does not produce a meaningful disclosure and would tend to be more confusing than informative.

Once valued as outlined above as of the determination date, this EITF does not require continued valuation to fair value in subsequent periods.

Further discussion:

If the actual valuation were used to value the non-trading stock at the commitment date no value would be assigned to the warrants.  In this case the full value would be allocated between the debt instrument and the BCF.  The net result would be the same in either case since all of the  components would be classified as liabilities and netted against each other as amortized.

We do propose revisions to footnotes 9 and 11 of the March 31, 2008 10-K and related filings with similar revisions as enumerated below based on the three components of the debt instruments:

1.1
In addition, you state in your response to prior comment 8 that "...the valuation of this loan program should be governed by EITF 00-27...." Please tell us why you have referenced the guidance in EITF 00-27 in your response as it does not appear that you recorded a beneficial conversion feature in conjunction with the debt issuance. Please disclose the conversion price of the debt and tell us how this compared to your stock price at the date of issuance.

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

1.1A          The Company believes that the guidance of EITF 00-27, as an extension of EITF 98-5, most closely fits the facts and circumstances of the convertible instruments with detachable warrants.  As discussed in 1.A above, the value of the BCF and warrants are liabilities that have the same effect whether they are bifurcated into 3 instruments or reported as one combined convertible debt instrument.  The footnotes have been changed to reflect this change and disclose the components and the methods of valuation.  We will rewrite the disclosers to make it clear what method we used and the results.  The stock price at the commitment date was $1.00 per share, the stock price at the first funding was $5.00 after 17 days of public trading in the pink sheets.  The $1.00 price is the share price of the company involved in a reverse acquisition that became EMTA Holdings, Inc., the pre reverse acquisition entity stock was trading at $0.0001 (less than the par value).

Original disclosures in 10-K for March 31, 2008

Note 2 - Significant Accounting Policies

Fair Value Disclosures - The carrying values of cash, accounts receivable, deposits, prepaid expenses, accounts payable and accrued expenses generally approximate the respective fair values of these instruments due to their current nature.

The fair values of debt instruments for disclosure purposes only are estimated based upon the present value of the estimated cash flows at interest rates applicable to similar instruments.

The Company generally does not use derivative financial instruments to hedge exposures to cash flow or market risks. However, certain other financial instruments, such as warrants and embedded conversion features that are indexed to the Company’s common stock, are classified as liabilities when either (a) the holder possesses rights to net-cash settlement or (b) physical or net-share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period.

Note 9 - Convertible Debt and Conversion Share Derivative Liability

The Company entered into a Convertible Loan Agreement which entitled the lenders to warrants and convert the loans at their option to common stock of the Company. The face value of the Convertible Notes, 6%, interest quarterly to March 31, 2008 was as follows:

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

Maturity	Amount	Exercised	Balance

April 28, 2009	$414,894	$100,200	$314,694
August 17, 2009	648,563	–	648,563
October 28, 2009	297,398	–	297,398
November 10, 2009	1,102,160	–	1,102,160
Total	$2,463,015	$100,200	$2,362,815

The lenders were issued warrants to purchase 7,000,000 shares of common stock at an exercise price of $2.50 per share. The Company also issued warrants to a broker in the transaction for the exercise of 700,000 shares of common stock at an exercise price of $2.50. These warrants expire if not exercised at various dates in 2013 through November 10, 2013. All of the 7,700,000 warrants have been issued entitling the lender to one share for each warrant at an exercise price of $2.50 per share.

The agreements include registration rights and certain other terms and conditions related to share settlement of the embedded conversion features and the warrants. In this instance, EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, requires allocation of the proceeds between the various instruments and the derivative elements carried at fair values.

As a result of the Company not having filed the registration statement within 30 days of the execution of the loan agreement, the parties agreed that the Company would issue warrants to purchase an additional 5,000,000 shares of the Company’s common stock at $2.50 per share. The warrants expire if not exercised on August 10, 2013. These warrants were issued to cure the default that occurred on June 28, 2006 and was executed on August 10, 2006. The Company recorded the fair value of these warrants as loan default costs as of June 28, 2006.

Note 11 - Accounting for derivative financial instruments

In April 29, 2006, the Company entered into an agreement whereby it would issued 6% secured convertible notes in the aggregate principal amount of $3,000,000 which are convertible into common shares of the Company at the lender’s option based on a rate of 50% of the then current market price at the time of the conversion election. The Company has the right at any time that the stock is trading below $5.00 per share to call the notes at a prepayment premium of 130% of the outstanding balance. The Company has reserved a sufficient number of its common shares to meet these obligations.

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

The consolidated financial statements for the year ended March 31, 2007 has recognize all features of the derivative financial instruments including the host instruments, the embedded conversion features and the free-standing warrants in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”).

Host instrument:

The proceeds from each financing arrangement were allocated to the various elements of the financing resulting in discounts to the face values of the debt instruments. These discounts were then amortized over the debt terms (in all instances three-years) using the effective interest method.

Free-standing warrants:

Proceeds from the financing were allocated to the fair value of the warrants issued using the binomial model. These instruments will be carried as additional paid in capital, and their carrying values will not be adjusted to fair value at the end of each subsequent reporting period.

Free standing instruments, consisting of warrants, are valued using the binomial model valuation methodology because that model embodies all of the relevant assumptions that address the features underlying these instruments.

Significant assumptions included in this model as of March 31, 2008 are as follows:

	Original	Default
	Warrants	Warrants

Exercise price	$2.50	$2.50
Shares subject to exercise	7,000,000	5,000,000
Weighted Average Term Remaining (years)	5.41	5.25
Volatility	115.8%	115.8%
Risk-free rate	1.55-2.46%	1.55-2.46%
Implied value	$945,809	$658,123
Recorded value	$–	$13,960,334

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

The value of the original warrants was limited by the net loan amounts and debt conversion value after issue costs.

Embedded conversion features:

Each hybrid instrument was analyzed in accordance with the guidance in SFAS 133 for features that possessed the characteristics of derivative instruments. Those instruments whose economic characteristics and risks of the embedded derivative instrument were not “clearly and closely related” to the host instrument were bifurcated and treated as derivatives under the guidance of SFAS 133 and recorded at fair value with adjustments to fair value at the end of each subsequent reporting period. This resulted in the conversion feature being recorded as an embedded derivative at each loan funding date, April 29, 2006, August 17, 2006, October 28, 2006 and November 10, 2006.

Summary:

As a result of the above at March 31, 2008 the balances were as follows:

	Liability	Expense

Original Warrants	$–	$–
Conversion feature	2,362,815	296,944

Total	$2,362,815	$296,944

New Footnotes to replace the original Notes above:

Note 2 - Significant Accounting Policies

Fair Value Disclosures - The carrying values of cash, accounts receivable, deposits, prepaid expenses, accounts payable and accrued expenses generally approximate the respective fair values of these instruments due to their current nature.

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

Derivative Financial Instruments - The Company accounts for derivative instruments and debt instruments in accordance with the interpretative guidance of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”), and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), and associated pronouncements related to the classification and measurement of warrants and instruments with conversion features. It is necessary for the Company to make certain assumptions and estimates to value derivatives and debt instruments.

Note 9 - Convertible Debt and Conversion Share Derivative Liability

In 2006, the Company entered into a Convertible Loan Agreement which entitled the lenders to 7,000,000 warrants and to convert the loans at the holders’ option to common stock of the Company.

At March 31, 2008, the remaining face value of the Convertible Notes, 6%, interest quarterly was as follows:

Maturity	Amount	Exercised	Balance

April 28, 2009	$414,894	$100,200	$314,694
August 17, 2009	648,563	–	648,563
October 28, 2009	297,398	–	297,398
November 10, 2009	1,102,160	–	1,102,160
Total	$2,463,015	$100,200	$2,362,815

The lenders were issued warrants to purchase 7,000,000 shares of common stock at an exercise price of $2.50 per share. The Company also issued warrants to a broker in the transaction for the exercise of 700,000 shares of common stock at an exercise price of $2.50. These warrants expire if not exercised at various dates in 2013 through November 10, 2013. All of the 7,700,000 warrants have been issued entitling the lender to one share for each warrant at an exercise price of $2.50 per share.

The agreements include registration rights which required the Company to file a registration statement within 30 days of the execution of the loan agreement, the Company failed to meet this deadline and as a result the parties agreed that the Company would issue warrants to purchase an additional 5,000,000 shares of the Company’s common stock at $2.50 per share. The additional warrants issued to cure the default were not provided for in the original agreements. The warrants expire if not exercised on August 10, 2013. These warrants were issued to cure the default that occurred on June 28, 2006 and was executed on August 10, 2006. The Company recorded the fair value of these warrants as loan default costs as of June 28, 2006.

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

Accounting for derivative financial instruments

In April 29, 2006, the Company entered into an agreement whereby it would issued 6% secured convertible notes in the aggregate principal amount of $3,000,000 which are convertible into common shares of the Company at the lender’s option based on a rate of 50% of the then current market price at the time of the conversion election. The Company has the right at any time that the stock is trading below $5.00 per share to call the notes at a prepayment premium of 130% of the outstanding balance. At the time of commitment, the Company has reserved a sufficient number of its common shares to meet these obligations.

In accordance with the provisions of EITF 98-5 and EITF 00-27, the Company allocated the net proceeds received from the Convertible Debt to the elements of the debt instrument based on their relative fair values. The Company allocated fair value to the original 7,000,000 warrants and conversion option utilizing the binomial option pricing model and Tsiveriotis and Fernandes methodology, respectively. The following assumptions and estimates were used: volatility of 98.6%; an average risk-free interest rate of 4.82%; dividend yield of 0%; and a life of 7 years for the warrants and 3 years for the debt and conversion components. The fair value of debt component of the Convertible debt  was based on the net present value of the underlying cash flows  at a discount rate of  14.0%, which is estimated by the Company to be the discount rate absent any conversion feature. Once the relative fair values were established, the Company allocated the proceeds to each component of the contract. Because the conversion price was lower than the then current fair market value of the Company’s common stock, the Company determined that a beneficial conversion feature (“BCF”) existed which required separate accounting.

The variable nature of the conversion option could require the Company to issue more shares of its common stock on conversion that is available or authorized, dictates that the host, beneficial conversion feature (“BCF”) and free standing warrants all be treated as liabilities.  The BCF and warrant liabilities amortize into the debt liability at the same rate and have no impact on the results of operations for any period. Collectively, the debt, BCF and warrants are reported as the Conversion Share Derivative Liability.  The original issue costs are being amortized on a yield basis over the loan term.

For informational purposes, the components of the Conversion Share Derivative Liability at March 31, 2008 are as follows:

Debt – Host Instrument	$1,139,131
BCF	486,707
Free Standing Warrants	736,977
Conversion Share Derivative Liability	$2,362,815

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

Host instrument:

The proceeds from each financing arrangement were allocated to the various elements of the financing resulting in discounts to the face values of the debt instruments. These discounts are then amortized over the debt terms (in all instances three-years) using the effective interest method.  The debt component was $537,890 at issuance.  The issues costs are being amortized to interest expense over the debt term on an effective yield basis of 21.7%.

Beneficial Conversion Feature

The allocation of proceeds to the BCF resulted in $804,404 at issuance. This value is being accreted at a yield rate of 30.9% over the debt term. The balance is adjusted for conversions.

Free-standing warrants:

The allocation to the 7,000,000 warrants resulted in a valuation of $1,170,206 at issuance.  This value is being accreted at a yield rate of 39.1% over the debt term.

Note 11 – [Deleted]  {Change subsequent note numbering}

2.
We note you assigned no value to the warrants issued in conjunction with the convertible debt issued between April 2006 and November 2006. However, it appears you assigned a significant value to the 5,000,000 warrants issued in August 2006 to cure a default in the loan agreements. Please explain to us why you did not allocate a portion of the debt proceeds to the 7,000,000 warrants issued with the debt following the guidance of APB 14.

2.A.          A value was ascribed to the 5,000,000 warrants since the default provision for additional warrants was not part of the original commitment and was negotiated separately, after the fact as a separate free standing instrument.  At the time the stock had established some market value, as trading in the pink sheets and a binomial model valuation of the warrants was done as of the August 10, 2006 commitment date to the issuance of the additional warrants.

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
June 15, 2009

3.
Please tell us where you have filed as exhibits all relevant agreements related to the issuance of the convertible debt. If you have not filed these agreements, submit them with your response and file them as exhibits to comply with Item 601 of Regulation S-K.

3.A.          The final documents for the 4 company loans made on 4 different dates in 2006 were filed as exhibits to Form S-1 filed with the Commission on August 14, 2006 as Exhibits 10.3, 10.4, 10.5, 10.6 and 10.7.

If you have any questions please contact me at 480.443.0500, by facsimile at 480.948.9739, email at JMarshall@EMTACorp.com or mail at the Company address 7430 E. Butherus Dr., Suite D, Scottsdale, AZ 85260.

Respectfully submitted,

/s/ James C. Marshall
James C. Marshall
Chief Financial Officer
Green Planet Group, Inc.
(formerly EMTA Holdings, Inc.)
Direct Phone: 480.443.0500

Enc:   Exhibit 1 – Form 8-K

EXHIBIT 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):   July 5, 2007

GREEN PLANET GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	333-136583	41-2145746
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7430 E. Butherus, Suite D, Scottsdale, AZ		85260
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:		480-222-6222

EMTA HOLDINGS, INC.
(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01	Completion of Acquisition or Disposition of Assets.

On July 12, 2007, Green Planet Group, Inc., formerly known as EMTA Holdings, Inc., filed a Form 8-K to report that on July 5, 2007 it had completed its purchase of all of the outstanding shares of capital stock of Dyson Properties, Inc. (“Dyson”) from its shareholder.

This Form 8-K/A is being filed to amend the original Form 8-K to include the financial statements and pro forma financial information  required by Item 9.01 of Form 8-K.  No other change is effected by this Form 8-K/A

Item 9.01	Financial Statements and Exhibits.

(a)  Financial Statements of Business Acquired

Audited financial statements as of December 31, 2006 and December 31, 2005 are attached hereto as Exhibit 99.1 and are incorporated herein by reference

(b)  Pro Form Financial Information

Unaudited pro forma financial information as of and for the year ended December 31, 2006 is attached hereto as Exhibit 99.2 and incorporated herein by reference

(d)  Exhibits

99.1	Audited financial statements as of December 31, 2006 and December 31, 2005 of Dyson Properties, Inc.

99.2	Unaudited pro forma financial information as of and for the year ended December 31, 2006

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   June ___, 2009

GREEN PLANET GROUP, INC.

By:	/s/ Edmond L. Lonergan

Edmond L. Lonergan
President / Chief Executive Officer

3

Exhibit 99.1

Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Dyson Properties, Inc.:

We have audited the accompanying balance sheets of Dyson Properties, Inc. (an Arkansas corporation) as of December 31, 2006 and 2005, and the related statements of operations, stockholder’s deficit, and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We did not observe the physical inventories taken as of December 31, 2004 and 2005, (stated at $230,602 and $113,007, respectively), since those dates were prior to the time we were initially engaged as auditors for the Company, and the Company’s records do not permit adequate retroactive tests of inventory quantities.

In our opinion, except for the effects of such adjustments, if any, as, might have been determined to be necessary had we been able to observe the physical inventories taken as of December 31, 2004 and 2005, the financial statements referred to above present fairly, in all material respects, the financial position of Dyson Properties, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company’s significant operating losses and negative working capital raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Killman Murrell & Company, P.C.
Odessa, Texas
August 27, 2007

Dyson Properties, Inc.
Balance Sheets

	December 31,
ASSETS	2006	2005
Current Assets:
Cash	$1,670	$3,983
Accounts receivable	39,304	58,872
Inventories	109,737	118,461
Prepaid expenses	16,639	10,317
Total Current Assets	167,350	191,633
Property, plant and equipment, net of accumulated depreciation	592,390	630,825
Other Assets:
Other assets	2,773	2,688
Total Other Assets	2,773	2,688
Total Assets	$762,513	$825,146

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current Liabilities:
Accounts payable	$129,078	$90,181
Accrued liabilities	113,791	75,334
Related party payables	5,369	13,082
Notes payable, current maturities	175,210	164,457
Total Current Liabilities	423,448	343,054
Notes payable - long term, net of current maturities	1,073,007	1,079,160
Total Liabilities	1,496,455	1,422,214
Stockholder’s Deficit
Common Stock, no par value, 1,000 shares authorized,
issued and outstanding 1,000 shares	220,760	220,760
Retained deficit	(954,702)	(817,828)
Total Stockholder’s Deficit	(733,942)	(597,068)
Total Liabilities and Stockholder’s Deficit	$762,513	$825,146

See accompanying notes to these financial statements.

Dyson Properties, Inc.
Statements of Operations

	For the Years Ended
	December 31,
	2006	2005

Revenue:
Sales, net of returns and allowances	$1,342,566	$1,318,958
Cost of sales	934,091	854,898

Gross Profit	408,475	464,060

Operating Expenses:
Selling, general and administrative	400,540	449,321
Depreciation and amortization	55,039	89,994

Total Operating Expenses	455,579	539,315

Loss From Operations	(47,104)	(75,255)

Other Income and (Expense):
Other income	27,025	25,539
Gain/(Loss) on disposal of assets	8,987	–
Interest expense	(125,782)	(95,276)

Loss before provision for income taxes	(136,874)	(144,992)

Provision for/(Benefit of) income taxes	–	–

Net Loss	$(136,874)	$(144,992)

See accompanying notes to these financial statements.

Dyson Properties, Inc.
Statements of Stockholder’s Deficit
For the Years Ended December 31, 2006 and 2005

			Retained
	Shares	Common Stock	Deficit	Total

Balance January 1, 2005	1,000	$220,760	$(672,836)	$(452,076)

Net loss	–	–	(144,992)	(144,992)

Balance December 31, 2005	1,000	220,760	(817,828)	(597,068)

Net loss	–	–	(136,874)	(136,874)

Balance December 31, 2006	1,000	$220,760	$(954,702)	$(733,942)

See accompanying notes to these financial statements.

Dyson Properties, Inc.
Statements of Cash Flows

	For the Years Ended
	December 31,
	2006	2005
Cash Flows from Operating Activities:
Net Loss	$(136,874)	$(144,992)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation and amortization	55,039	89,994
Gain on sale of assets	(8,987)	–
Changes in operating assets and liabilities
Receivables	19,568	(42,962)
Inventories	8,724	(7,619)
Prepaids	(6,322)	(10,317)
Other assets	(85)	82
Accounts payable	38,898	46,898
Accrued liabilities	30,743	(71,772)
Cash provided (used) by operating activities	704	(140,688)

Investing Activities:
Equipment purchases	(17,617)	–
Proceeds from sales of business property	10,000	2,359
Cash used by investing activities	(7,617)	2,359

Financing Activities:
Net borrowings of short term debt	4,600	110,483
Net cash used by financing activities	4,600	110,483

Net (decrease) in cash	(2,313)	(27,846)

Cash at beginning of year	3,983	31,830
Cash at end of year	$1,670	$3,984

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$124,809	$88,039
Income taxes	$–	$–

See accompanying notes to these financial statements.

Dyson Properties, Inc.
Notes to Financial Statements
December 31, 2006 and 2005

Note 1 – The Company

The Company – Dyson Properties, Inc. (the “Company”), was organized and incorporated in the state of Arkansas on April 7, 1987 and is authorized to do business in the state of Oklahoma.

Nature of the Business – We are a specialty energy conservation chemical company that produces and supplies technologies to the global transportation, industrial and consumer markets. These technologies include gasoline, oil, lubricants and diesel additives for engines and other transportation-related fluids and industrial lubricants.  The Company’s products are sold under the names Synergyn Racing and Synergyn Performance products and under contracts to third parties.

Effective January 1, 2007 the Company was acquired by EMTA Holdings, Inc. The Synergyn line established in 1987 compliments the XenTx line and gives EMTA manufacturing and distribution capabilities from the Synergyn plant in Durant, OK.

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. The more significant estimates relate to revenue recognition, contractual allowances and uncollectible accounts, intangible assets, accrued liabilities, derivative liabilities, income taxes, litigation and contingencies. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for judgments about results and the carrying values of assets and liabilities. Actual results and values may differ significantly from these estimates.

Cash Equivalents – The Company invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents, as they are part of the cash management activities of the company and are comprised of investments having maturities of three months or less when purchased.

Inventories – Inventories are stated at the lower of cost or market value. Cost of inventories is determined by the first-in, first-out (FIFO) method. Obsolete or abandoned inventories are charged to operations in the period that it is determined that the items are not longer viable sales products.

Property, Plant, and Equipment – Plant and equipment are carried at cost. Repair and maintenance costs are charged against operations while renewals and betterments are capitalized as additions to the related assets. The Company depreciates its plant and equipment and computers on a straight line basis. Estimated useful life of the plant is 39.5 years and the equipment ranges from 3 to 10 years.

Impairment of Long-Lived Assets – In accordance with the Statement of Financial Accounting Standards No. 144 (“FAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets, including, but not limited to, property and equipment, patents and other assets, for impairment annually or whenever events or changes in circumstances indicate the carrying amounts of assets may not be recoverable. The carrying value of long-lived assets is assessed for impairment by evaluating operating performance and future undiscounted cash flows of the underlying assets. If the sum of the expected future cash flows of an asset is less than its carrying value, an impairment measurement is required. Impairment charges are recorded to the extent that an asset’s carrying value exceeds fair value. Accordingly, actual results could vary significantly from such estimates. There were no impairment charges during the periods presented.

Fair Value Disclosures – The carrying values of cash, accounts receivable, deposits, prepaid expenses, accounts payable and accrued expenses generally approximate the respective fair values of these instruments due to their current nature.

The fair values of debt instruments for disclosure purposes only are estimated based upon the present value of the estimated cash flows at interest rates applicable to similar instruments.

Revenue Recognition – Revenues are recognized at the time of shipment of products to customers, or at the time of transfer of title, if later, and when collection is reasonably assured. All amounts in a sales transaction billed to a customer related to shipping and handling are reported as revenues.

Provisions for sales discounts and rebates to customers are recorded, based upon the terms of sales contracts, in the same period the related sales are recorded, as a deduction to the sale. Sales discounts and rebates are offered to certain customers to promote customer loyalty and encourage greater product sales.

Components of Cost of Sales – Cost of sales is comprised of raw material costs including freight and duty, inbound handling costs associated with the receipt of raw materials, contract manufacturing costs, third party bottling and packaging, maintenance and storage costs, plant and engineering overhead allocation, terminals and other warehousing costs, and handling costs.

Selling Expenses – Included in selling and general administrative expenses are the commission expenses for both employees and outside sales representatives ranging from 1.5% to 11.5% per dollar of sales. The Company expends significant amounts to advertise and distinguish its products from those of its competitors through the use of in-store advertising, printed media, internet and broadcast media. Advertising expense was $13,561 and $27,254 for the years ended December 31, 2006 and 2005, respectively.

Income Taxes – We provide for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Concentrations of Credit Risks – Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Although the amount of credit exposure to any one institution may exceed federally insured amounts, the Company limits its cash investments to high-quality financial institutions in order to minimize its credit risk. With respect to accounts receivable, such receivables are primarily from retailers located in the United States. The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral. Exposure to losses on receivables is dependent on each customer’s financial condition.

Segment Information

We operate in one industry segment, the development, manufacture and sale of private and commercial vehicle energy efficient enhancement products. These products are designed to extend engine life, promote fuel efficiency and reduce emissions.

New Accounting Standards – Several accounting pronouncements by the Financial Standards Accounting Board (“FASB”) became effective in fiscal year 2007 or are expected to become effective in fiscal year 2008.

In February 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This pronouncement will be effective on the fiscal year beginning after September 15, 2006. Currently, the Company does not have any derivative instruments or participate in any hedging activities, and therefore the adoption of SFAS No. 155 is not expected to have a material impact on the Company’s financial position or results of operations.

In March 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140”. This Statement requires recognition of servicing a financial asset by entering into a servicing contract in certain situations. This pronouncement will be effective on the fiscal year beginning after September 15, 2006. Currently, the Company does not have any servicing asset or liability, and therefore the adoption of SFAS No. 156 is not expected to have a material impact on the Company’s financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109 and provides guidance on recognizing, measuring, presenting and disclosing in the financial statements tax positions that a company has taken or expected to take on a tax return. FIN 48 is effective for the Company as of April 1, 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operation.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company is the fiscal year beginning April 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The implementation of SFAS No. 158 did not have any impact on the Company’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The implementation of SAB No. 108 did not have any impact on the Company’s financial position and results of operations.

Environmental – The Company’s operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company must devote substantial financial resources to ensure compliance, and it believes that it is in substantial compliance with all the applicable laws and regulations.

Note 3 – Inventories

Inventory consists of finished goods, work in process and raw material as follows:

	December 31, 2006	December 31, 2005

Finished goods	$62,388	$47,316
Raw material	47,349	71,145
	$109,737	$118,461

Note 4 – Property, Plant and Equipment

At December 31, 2006 and 2005, property, plant and equipment consisted of the following:

	December 31, 2006	December 31, 2005

Property and plant	$770,567	$770,567
Equipment and computers	286,885	288,547
Less accumulated depreciation	(465,062)	(428,289)
Net equipment and Computers	$592,390	$630,825

During the years ended December 31, 2006 and 2005 depreciation expense was $55,039 and $89,994, respectively.

Note 5 – Accrued Liabilities

Accrued liabilities consist of the following as of December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005

Accrued liabilities	$49,636	$53,911
Deferred credits	64,155	21,423
	$113,791	$75,334

Note 6 – Notes Payable

	December 31, 2006	December 31, 2005

Bank loans, secured by equipment and inventory, payable in installments of $2,877 per month with interest at prime plus 2%, maturity December, 2009	$251,289	$265,710
Revolving credit lines, with interest at prime plus 2%, maturity June, 2007	104,840	86,157
Notes payable, secured by vehicles and equipment	61,704	53,619
Mortgage Loan Payable, monthly payments of principal and interest at 3 month LIBOR plus 4.7%, maturity October, 2029.	830,384	838,131
	1,248,217	1,243,617
Less portion due within one year	175,210	164,457
Notes payable – long tem	$1,073,007	$1,079,160

Scheduled maturities are as follows:

2007	$175,210
2008	83,710
2009	209,971
2010	19,375
2011	20,686
Thereafter through 2029	739,265
$1,248,217

Note 7 – Income Taxes

Through December 31, 2006, we recorded a valuation allowance of $231,107 against deferred income tax assets primarily associated with tax loss carry forwards. Our operating losses experienced in prior years establishes a presumption that realization of these income tax benefits does not meet a “more likely than not” standard.

Significant components of our deferred tax assets and liabilities at the balance sheet dates were as follows:

	December 31,
	2006	2005

Deferred Tax Assets and Liabilities
Deferred tax assets:
Net operating loss carryforwards	$231,107	$184,570
Total	231,107	184,570
Less: Valuation allowance	(231,107)	(184,570)
Total deferred tax assets	–	–
Total deferred tax liabilities	–	–
Net deferred tax liabilities	$–	$–

A reconciliation of the federal statutory rate to the effective tax rate is as follows:

	December 31,
	2006	2005

Reconciliation
Income tax credit at statutory rate	$(46,537)	$(49,297)
Valuation allowance	46,537	49,297
Income taxes (credit)	$–	$–

Future realization of the net operating losses is dependent on generating sufficient taxable income prior to their expiration. Tax effects are based on a 34% Federal income tax rate. The net operating losses expire as follows:

Amount
Expiration
2023	$397,861
2025	144,992
2026	136,874
Total net operating loss available	$679,727

Note 8 – Commitments and contingencies

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts.

Note 9 – Company Stock

Common Stock

At December 31, 2006 and 2005, the Company had 1,000 shares authorized of no par value common stock, of which issued and outstanding shares were 1,000 as of each date.

Note 10 – Subsequent Event

Subsequent to its year-end, EMTA Holdings, Inc. completed the purchase of the Company.  EMTA holdings, Inc. is an SEC registrant in the green fuel additive business and has reported this purchase on an 8K filed on July 12. 2007.

Exhibit 99.2

EMTA HOLDINGS, INC. AND DYSON PROPERTIES, INC.
Unaudited Pro forma Condensed Combined Financial Information
December 31, 2006 and December 31, 2005

The following unaudited pro forma condensed combined balance sheet, pro forma condensed combined statement of operations and explanatory notes give effect to the acquisition of Dyson Properties, Inc. (“Dyson”) by EMTA Holdings, Inc. (“EMTA”).

The unaudited pro forma condensed combined balance sheet, pro forma condensed combined statement of operations and explanatory notes are based on the estimates and assumptions set forth in the explanatory notes. The pro forma condensed combined balance sheet and the pro forma condensed combined statement of operations have been prepared utilizing the historical financial statements of Dyson and EMTA and should be read in conjunction with the historical financial statements and notes thereto.

The transaction giving rise to the combined entity is a purchase by EMTA of a 100% interest in Dyson for which control changed on January 5, 2007 and closed on July 5, 2007 in consideration for cash, shares and debt.

The pro forma condensed combined statement of operations have been prepared as if the acquisition had been consummated on January 1, 2006 and the effect of such has been carried through to December 31, 2006.  The pro forma condensed combined balance sheet has been prepared as if the acquisition was consummated as of the balance sheet date.

The condensed combined financial statements are presented for informational purposes only, are based on certain assumptions that we believe are reasonable and do not purport to represent our financial condition or our results of operations had the business combination occurred on or as of the dates noted above or to project the results for any future date or period. In the opinion of management, all adjustments have been made that are necessary to present fairly the unaudited condensed combined financial information.

The acquisition and related transactions will be treated as a purchase business combination for accounting purposes, and Dyson’s assets acquired and liabilities assumed will be recorded at their fair value.

2

EMTA Holdings, Inc.
Unaudited Pro Forma Combined Balance Sheet
December 31, 2006

	Historical
	EMTA Holdings	Dyson Properties	Pro Forma Adjustments		Pro Forma Results
ASSETS
Current Assets:
Cash	$445,652	$1,670	$(250,000)	(a)	$197,322
Accounts receivable	92,893	39,304	–		132,197
Inventory	348,307	109,737	–		458,044
Prepaid expenses	155,963	16,639	–		172,602
Total Current Assets	1,042,815	167,350	(250,000)		960,165
Equipment and computers, net of accumulated depreciation	40,601	592,390	1,420,521	(b)	2,053,512
Other Assets:
Other assets	800,196	2,773	–		802,969
Total Other Assets	800,196	2,773	–		802,969
Total Assets	$1,883,612	$762,513	$1,170,521		$3,816,646

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$216,412	$129,078	$–		$345,490
Accrued liabilities	501,559	119,160	–		620,719
Notes Payable	–	175,210	324,579	(c)	499,789
Conversion share derivative liability	390,160	–	–		390,160
Total Current Liabilities	1,108,131	423,448	324,579		1,856,158
Notes Payable - long term	2,307,730	1,073,007	–		3,380,737
Accrued liabilities - long term	878,151	–	–		878,151
Total Liabilities	4,294,012	1,496,455	324,579		6,115,046
Stockholders’ Equity:
Common stock	31,367	220,760	(219,360)	(d)	32,767
Additional paid-in capital	21,032,762	–	110,600	(d)	21,143,362
Retained deficit during development stage	(23,474,529)	(954,702)	954,702	(d)	(23,474,529)
Total Stockholders’ Equity	(2,410,400)	(733,942)	845,942		(2,298,400)
Total Liabilities and Stockholders’ Equity	$1,883,612	$762,513	$1,170,521		$3,816,646
_______________
(a)  To record consideration given per acquisition agreement.
(b)  To adjust property, plant and equipment to fair value at acquisition.
(c)  To record net liability to seller at December 31, 2006.
(d)  To record issuance of shares to seller and eliminate deficit equity.
3

EMTA Holdings, Inc.
Unaudited Pro Forma Combined Statement of Operations
For the twelve months ended December 31, 2006

	Historical
	EMTA Holdings	Dyson Properties	Pro Forma Adjustments		Pro Forma Results

Revenue:
Sales, net of returns and allowances	$778,002	$1,342,566	$–		$2,120,568
Cost of sales	265,512	934,091	–		1,199,603

Gross Profit	512,490	408,475	–		920,965

Operating Expenses:
Selling, general and administrative	3,403,076	400,540	–		3,803,616
Depreciation and amortization	104,600	55,039	25,864	(a)	185,503
Bad debts	10,000	–	–		10,000
Research and development	227,224	–	–		227,224

Total Operating Expenses	3,744,900	455,579	25,864		4,226,343

Loss From Operations	(3,232,410)	(47,104)	(25,864)		(3,305,378)

Other Income and (Expense):
Other income	7,410	27,025	–		34,435
Gain/(Loss) on disposal of assets	2,850	8,987	–		11,837
Interest expense	(183,906)	(125,782)	(35,400)	(b)	(345,088)
Change in conversion share liability	(390,160)	–	–		(390,160)
Cost of curing loan default	(13,960,334)	–	–		(13,960,334)

Loss before provision for income taxes	(17,756,550)	(136,874)	(61,264)		(17,954,688)

Provision for/(Benefit of) income taxes	–	–	–		–

Net Operating Loss	$(17,756,550)	$(136,874)	$(61,264)		$(17,954,688)
_______________
(a)  To record adjustment to depreciation expense based on January 1, 2006 acquisition date.
(b)  To record accrued interest due seller based on January 1, 2006 acquisition date.

4